12

                                                                       Exhibit 3

                                  LODGIAN, INC.
                                  -------------

November 19, 1999

Mr. William Yung
President
Casuarina Cayman Holdings, Ltd.
207 Grandview Drive
Fort Mitchell, Kentucky 41017

Dear Mr. Yung:

The Board of Directors of Lodgian, Inc. has reviewed your letter to Robert Cole dated November 16, 1999.

The Board believes that the terms and conditions by which you propose to move forward regarding a purchase of the Company are not in the best interests of Lodgian shareholders. Moreover, we believe that the price you are considering offering for Lodgian shares materially understates the value of the Company's business and assets.

We thank you for your interest.

Very truly yours,

/s/ Joseph C. Calabro
---------------------
Joseph C. Calabro
Chairman of the Office of the Chairman